FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Resolutions adopted by the General Shareholders’ Meeting held on March 22, 2024

Item 1

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

MR. JAIME PÉREZ RENOVALES, SECRETARY GENERAL AND SECRETARY OF THE BOARD OF “BANCO SANTANDER, S.A.”,

CERTIFY: That at the General Shareholders’ Meeting of this entity, validly held on 22 March 2024, the following resolutions were passed:

“1º A To approve the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) and the directors’ reports of Banco Santander, S.A. and of its consolidated Group for the financial year ended 31 December 2023, all drawn up in eXtensible HyperText Markup Language (XHTML) format, with the consolidated financial statements tagged using standard eXtensible Business Reporting Language (XBRL), in accordance with Directive 2004/109/EC and Delegated Regulation (EU) No 2019/815.

1º B To approve the consolidated statement of non-financial information for the financial year ended 31 December 2023, which is part of the consolidated directors’ report for said financial year (“Responsible banking” chapter of the 2023 annual report).

1º C To approve the corporate management for financial year 2023.

2º To approve the application of the separate results obtained by the Bank during financial year 2023 as follows:

Separate results obtained during financial year 2023 (profit)		EUR 9,238,753,947.14
Application	To dividends	EUR 2,769,018,708.97
	Dividend paid prior to the date of the meeting(1)	EUR 1,298,075,010.94
	Final dividend(2)	EUR 1,470,943,698.03
	To Voluntary Reserves(3)	EUR 6,469,735,238.17

(1)	Total amount paid as interim dividend, at a fixed rate of 8.10 euro cents per share entitled to receive the dividend.

(2)	Fixed final dividend of 9.50 euro cents gross per share entitled to receive the dividend, payable in cash as from 2 May 2024. The total amount has been estimated assuming that, as a consequence of the partial implementation of the buyback programme announced on 19 February 2024, 15,483,617,874 of the Bank’s outstanding shares will be entitled to receive the dividend. Therefore, the total amount of the final dividend may be higher if fewer shares than anticipated are acquired under the buyback programme, or lower in the opposite case.

(3)	Estimated amount corresponding to a final dividend of EUR 1,470,943,698.03. This figure will increase or decrease by the same amount by which the total amount of the final dividend is lower or higher, respectively, than the estimate of such final dividend.

3º A To set the number of directors at 15, which is within the maximum and the minimum established by the Bylaws.

3º B To appoint Mr. Juan Carlos Barrabés Cónsul as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

The effectiveness of this appointment is subject to obtaining the regulatory approval provided for in Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, in Council Regulation (EU) No 1024/2013 of 15 October 2013 and in Regulation (EU) No 468/2014 of the European Central Bank regarding suitability.

3º C To appoint Mr. Antonio Francesco Weiss as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

The effectiveness of this appointment is subject to obtaining the regulatory approval provided for in Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, in Council Regulation (EU) No 1024/2013 of 15 October 2013 and in Regulation (EU) No 468/2014 of the European Central Bank regarding suitability.

3º D To re-elect Mr. Javier Botín-Sanz de Sautuola y O´Shea as a director, with the classification of external director, for the Bylaw-mandated period of 3 years.

3º E To re-elect Mr. Germán de la Fuente Escamilla as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

3º F To re-elect Mr. Henrique Manuel Drummond Borges Cirne de Castro as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

3º G To re-elect Mr. José Antonio Álvarez as a director, with the classification of external director, for the Bylaw-mandated period of 3 years.

3º H To re-elect Ms. Belén Romana García as a director, with the classification of independent director, for the Bylaw-mandated period of 3 years.

4º To re-elect PricewaterhouseCoopers Auditores, S.L., with registered office in Madrid at Paseo de la Castellana, nº 259 B, with Tax ID Code B-79031290 and registered in the Official Registry of Auditors of Accounts (Registro Oficial de Auditores de Cuentas) of the Accounting and Audit Institute (Instituto de Contabilidad y Auditoría de Cuentas) of the Ministry of Economy, Commerce and Business under number S0242, as external auditor for the verification of the annual accounts and of the directors’ report of the Bank and of the consolidated Group for financial year 2024.

5º A

I.	Revocation of prior authorisation

To rescind and deprive of effect, to the extent unused, the authorisation granted pursuant to resolution 7 A (second paragraph) approved at the ordinary general shareholders’ meeting of 1 April 2022.

II.	New authorisation

To again authorise the board of directors, as broadly as may be necessary under the law:

(i)	so that it can increase the share capital pursuant to the provisions of Section 297.1.b) of the Spanish Capital Corporations Law:

−	on one or more occasions and at any time, within a period of 3 years from the date of this meeting;

−	by the maximum amount of EUR 3,956,394,643;

−	through the issue of new shares (with or without a premium);

−	with cash contributions as consideration for the new shares to be issued;

−	with the ability to set the terms and conditions of the capital increase and the characteristics of the shares, as well as to freely offer the new shares unsubscribed during the pre-emptive subscription period or periods, and to establish that, in the case of an incomplete subscription, the capital shall be increased only by the amount of subscriptions made;

(ii)	to amend the article of the Bylaws relating to capital;

(iii)	to totally or partially exclude pre-emptive rights upon the terms of Section 506 of the Spanish Capital Corporations Law, provided, however, that this power shall be limited to capital increases carried out under this delegation of powers up to the amount of EUR 791,278,928.50 (10% of the current share capital of the Bank, once rounded down to the nearest multiple of the par value per unit of the share); and

(iv)	to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers, those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted.

•	Calculation of the authorisation and convertible debentures

The amount of the capital increases, if any, made to accommodate the conversion of debentures under the provisions of resolution 5 D (second paragraph) adopted by the shareholders at the ordinary general shareholders’ meeting of 31 March 2023 or any other resolution adopted in this connection by the shareholders at a general meeting shall be deemed to be included within the limit available at any time in the maximum amount of EUR 3,956,394,643 authorised by this resolution.

•	Issue of CoCos and maximum limit

For the purposes of the limit available for the total or partial exclusion of pre-emptive rights (10% of the Bank's current share capital), issues that are perpetual or that have no conversion and/or repayment period and under which conversion is contingent and contemplated to meet regulatory requirements for the computability of the securities issued as equity instruments pursuant to the solvency regulations applicable at any time (“Contingently Convertible Issues” or “CoCos”), in which pre-emptive rights are excluded and which may be approved under the provisions of resolution 5 D (second paragraph) adopted

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

by the shareholders at the ordinary general shareholders’ meeting of 31 March 2023 or pursuant to any other resolution on this issue that the shareholders may adopt at a general meeting, shall not be counted. Pursuant to Additional Provision Fifteen of the Spanish Capital Corporations Law, the general limit of 50% of the Bank’s share capital shall apply to increases in capital carried out to cover the conversion of such issues if pre-emptive rights are excluded.

5º B

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the Bank’s share capital in the aggregate nominal value, subject to the maximum amount indicated below, represented by the shares, with a nominal value of fifty euro cents each, to be acquired through a share buyback programme (the “Programme”) addressed to all shareholders, which was approved by the board at its meeting held on 19 February 2024 and that is implemented pursuant to applicable legal provisions and under the authorisation for the acquisition of own shares granted by the shareholders at the ordinary general shareholders’ meeting held on 31 March 2023 under item 5C of the agenda (the “Shareholder Approval”). The maximum amount of the Programme is EUR 1,459 million and the maximum number of own shares to be acquired is 1,566,857,857 (the “MNOSA”). Accordingly, the maximum amount of the capital reduction will be EUR 783,428,928.50, which corresponds to the aggregate nominal value of the shares, each having a nominal value of fifty euro cents, to be acquired through the Programme, up to the stated maximum of 1,566,857,857 shares (the “Programme Reduction”).

•	Purpose of the Programme Reduction

The purpose of the Programme Reduction is to cancel own shares, contributing to the remuneration of the Company’s shareholders by increasing the earnings per share, which is inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof does not entail a return of contributions to the shareholders.

•	Procedure, implementation period and reserves to which the Programme Reduction will be charged

The shares to be cancelled will be acquired pursuant to the Shareholder Approval and in accordance with applicable legal provisions on market abuse and the securities market, for which reason it will not be necessary to make a public takeover bid for shares of the Company acquired under the Programme. The shares will be acquired on the price and volume conditions established in applicable legal provisions.

Pursuant to Section 340.3 of the Spanish Capital Corporations Law, if the Bank does not reach the maximum number of shares to be acquired under the Programme, the capital will be reduced by the nominal value corresponding to the number of shares actually acquired under the Programme.

The own shares acquired by the Company under the Programme will be cancelled within one month of the latest of the approval of this resolution by the shareholders, the termination of the Programme, or the receipt of the relevant regulatory approvals. Therefore, the Programme Reduction must be implemented within that period.

The Programme Reduction will not entail the return of contributions to the shareholders, given that, at the time of implementation of the reduction, the Bank will be the owner of the shares to be cancelled.

The cancellation of own shares to implement the Programme Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve.

Furthermore, for purposes of the provisions of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital, will be funded from the share premium reserve. Therefore, pursuant to the provisions of Section 335 c) of the Spanish Capital Corporations Law, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Programme Reduction.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

•	Update of legal reserve and voluntary reserves.

The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves account once such reduction in capital becomes effective.

•	Delegation of powers

The power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein is delegated to the board of directors. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To proceed with the implementation of the Programme Reduction and declare the approved Programme Reduction to be closed and executed, determining the cancellation of the shares acquired under the Programme. To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged, as well as the reserve provided for in Section 335 of the Spanish Capital Corporations Law.

(b)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the Programme Reduction.

(c)	To amend the article of the Bylaws relating to capital and the number of shares.

(d)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of the Company are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Company’s shares are traded.

(e)	To publish such announcements as may be necessary or appropriate in relation to the Programme Reduction and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

(f)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of the Company and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(g)	To take such actions as may be necessary or appropriate to implement and formalise the Programme Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the current authorisation to acquire own shares that the shareholders approved at the ordinary general shareholders’ meeting of 31 March 2023 under item 5C of the agenda, and to any other authorisation that may hereafter replace it, it is stated for the record that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorisations.

5º C

•	Reduction in share capital through the cancellation of own shares

It is hereby resolved to reduce the share capital of the Bank by up to a maximum amount of EUR 791,278,928.50 , which is equal to 10% of the share capital of the Bank as of the date of this report, once

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

rounded down to the nearest multiple of the par value per unit of the share, corresponding to a maximum of 1,582,557,857 shares having a nominal value of fifty euro cents each, through the cancellation of the own shares acquired by the Company under the current authorisation to acquire own shares approved by the shareholders at the ordinary general shareholders’ meeting of 31 March 2023 under item 5C of the agenda, any other resolution that may hereafter replace it, or any resolution of the shareholders relating to the acquisition of own shares, all pursuant to the provisions of applicable law and regulations and after obtaining any relevant regulatory approvals (the “Capital Reduction”).

In addition, the resolution for a reduction in share capital approved by the shareholders at the ordinary general shareholders’ meeting held on 31 March 2023 under item 5B of the agenda is cancelled to the extent necessary and for the part that has not been implemented.

•	Implementation period

The period for implementation of this resolution shall be the shorter of one year or by the date of the next ordinary general meeting, and this resolution shall be deprived of effect to the extent of the capital reduction not implemented by the end of such period.

During the effective period of the authorisation, the Capital Reduction may be implemented in whole or in part in the manner and on the occasions that the board of directors or, by delegation thereof, the executive committee and/or any director with delegated powers, deems most appropriate, within the limits established in this resolution and by law. Notwithstanding the foregoing, if the board of directors (with express powers of substitution to the executive committee or any director with delegated powers) does not consider it advisable to implement the Capital Reduction within the aforementioned period in consideration of market conditions, conditions of the Bank itself or those arising from any significant social or economic fact or event, it may submit to the shareholders the possibility of revoking it.

The Capital Reduction shall also be deprived of all effect if the board of directors, or by substitution, the executive committee or any director with delegated powers, does not exercise the powers delegated thereto within the period set by the shareholders for the implementation thereof, in which case this will be reported to the shareholders at the next general meeting to be held.

•	Final amount

The final amount of the Capital Reduction shall be set by the board of directors or, by delegation, by the executive committee and/or any director with delegated powers, within the maximum limit set forth above, based on the final number of own shares that the board of directors (or, by delegation, the executive committee and/or any director with delegated powers) cancels pursuant to the provisions of this resolution.

•	Purpose of the Capital Reduction

The purpose of the Capital Reduction is to cancel own shares, such as those that may be acquired within the framework of the shareholder remuneration policy, that is supported by the increase in the earnings per share, inherent to the decrease in the number of shares. This reduction is a nominal or write-down reduction, as the implementation thereof will not entail a return of contributions to the shareholders.

•	Reserves to which the Capital Reduction will be charged

The cancellation of own shares to implement the Capital Reduction will be booked to the reduction of share capital by an amount equivalent to the nominal value of the shares cancelled, and the excess, up to the price paid for their acquisition, will be charged against the share premium reserve or against other unrestricted reserves accounts.

Furthermore, for purposes of Section 335 of the Spanish Capital Corporations Law, it is stated for the record that at the time the Capital Reduction is implemented, the board of directors may resolve to fund a reserve for amortised capital from the share premium reserve or, in the absence of regulatory authorisation, from other unrestricted reserves accounts in an amount equal to the nominal value of the cancelled shares, which may only be used subject to the same requirements as for a reduction in share capital. Pursuant to Section 335 c) of the Spanish Capital Corporations Law, if such a reserve were to be funded, the creditors’ right of opposition set out in Section 334 of said law shall not apply.

For purposes of the provisions of Section 411 of the Spanish Capital Corporations Law and in accordance with Additional Provision One of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, it is hereby stated for the record that, as the Bank is a credit institution and the other requirements set forth in the aforementioned Additional Provision are met, the consent of the bondholder syndicates for the outstanding debenture and bond issues is not required for the implementation of the Capital Reduction.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

•	Update of legal reserve and voluntary reserves.

The excess of the balance of the legal reserve account over an amount equal to 20% of the share capital arising after the implementation of the reduction will be reclassified to the voluntary reserves account once the reduction in capital becomes effective.

•	Delegation of powers

Delegation to the board of directors of the power to establish the terms and conditions of this resolution as to all matters not expressly provided for herein. Specifically, and for illustrative purposes only, the following powers are delegated to the board of directors:

(a)	To determine the number of shares to be cancelled in each implementation, with the power to decide to refrain from implementing the resolution in whole or in part if no acquisition of own shares for cancellation ultimately occurs or if, the shares having been acquired, it is advisable to refrain from doing so in the corporate interest due to market conditions, conditions of the Bank itself or any significant social or economic condition. All of the foregoing shall be reported to the shareholders at the general meeting.

(b)	To declare executed each of the implementations of the Capital Reduction to be finally approved, setting, where appropriate, the final number of shares to be cancelled in each implementation, and therefore the amount by which the share capital of the Company must be reduced in each implementation, all subject to the limits established in this resolution. To determine the reserves against which the excess of the price paid over the nominal value of the shares to be cancelled is to be charged. To resolve to fund a reserve for amortised capital in an amount equal to the nominal value of the cancelled shares, for purposes of the provisions of Section 335 of the Spanish Capital Corporations Law.

(c)	To request and obtain from the competent regulators in each case such authorisations, consents or permits as may be necessary for the full implementation of the Capital Reduction.

(d)	To amend the article of the Bylaws relating to capital and the number of shares.

(e)	To take any actions, make any statements or engage in any formalities that may be required in relation to the provision of public information and any actions that may be required before the National Securities Market Commission and the Stock Exchanges on which the shares of the Company are admitted to trading, as well as before the regulators and governing bodies of the markets on which the Company’s shares are traded.

(f)	To publish such announcements as may be necessary or appropriate in relation to the Capital Reduction and each implementation thereof and take all actions necessary for the effective cancellation of the own shares referred to in this resolution.

(g)	To engage in such formalities and take such actions as are necessary and to submit to the competent bodies such documents as may be required such that, once the cancellation of the shares of the Company and the execution of the corresponding capital reduction instrument and the registration thereof with the Commercial Registry have occurred, the cancelled shares will be excluded from trading through the Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges and the corresponding book-entry records will be cancelled; and to make such requests and engage in such formalities and actions as may be necessary to exclude the cancelled shares from trading on any other stock exchanges or securities markets on which the Company’s shares are or may be listed, in accordance with the procedures established on each such stock exchange or securities market, and to cancel the corresponding book-entry records.

(h)	To take such actions as may be necessary or appropriate to implement and formalise the Capital Reduction before any public or private, Spanish or foreign authorities or agencies, including actions for purposes of statement, supplementation, or correction of defects or omissions that might prevent or hinder the full effectiveness of the preceding resolutions, all on the broadest terms thereof.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution,

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

Furthermore, and in relation to the current authorisation to acquire own shares that the shareholders approved at the ordinary general shareholders’ meeting of 31 March 2023 under item 5C of the agenda, and to any other authorisation that may hereafter replace it, it is stated for the record that the shares cancelled pursuant to this resolution are excluded from the calculation corresponding to the aforementioned authorisations.

6º A To approve, pursuant to the provisions of Section 529 novodecies of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), the directors’ remuneration policy of the Bank for financial years 2024, 2025 and 2026, the text of which has been made available to the shareholders within the framework of the call to the general meeting, which appears in sections 6.4 and 6.5 of the “Corporate governance” chapter of the consolidated directors’ report included in the 2023 annual report and which, regarding the variable components of the remuneration of executive directors for year 2024 and to the extent that they make up a remuneration system that includes the delivery of shares of the Bank, is also submitted to the shareholders at the general shareholders’ meeting under item 6D.

6º B To approve, for purposes of the provisions of section 2 of Article 58 of the Bylaws, the establishment of the fixed annual amount of remuneration of the directors in their capacity as such at EUR 6,000,000, which amount shall be applicable to remuneration corresponding to financial year 2024 and shall remain effective for so long as the shareholders acting at a general shareholders’ meeting do not resolve to amend it, the board of directors being able to reduce it on the terms established in the aforementioned provision of the Bylaws.

6º C To approve a maximum ratio of 200% between the variable and fixed components of the total remuneration of the executive directors and of certain employees belonging to categories with professional activities that have a material impact on the risk profile of the Group upon the terms set forth below:

•	Number of affected persons: certain members of the Identified Staff (805 at 31 December 2023, as itemised in the Exhibit to the detailed recommendation prepared by the board of directors), and up to 50 additional beneficiaries, up to a total maximum of 855 persons.

The beneficiaries of this resolution include the executive directors of Banco Santander and other employees of the Bank or other companies of the Group belonging to the “Identified Staff”, i.e. to categories with professional activities that have a material impact on the risk profile of the Bank or of the Group, including senior executives, risk-taking employees or employees engaged in control functions, as well as other workers whose total remuneration places them within the same remuneration bracket as that of the foregoing categories. However, it is noted that the categories of personnel who engage in control duties are generally excluded from the scope of this resolution. The members of the Identified Staff have been selected pursuant to Article 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions and the standards established in Commission Delegated Regulation (EU) 2021/923 of 25 March 2021, supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards setting out the criteria to define managerial responsibility, control functions, material business units and a significant impact on a material business unit’s risk profile, and setting out criteria for identifying staff members or categories of staff whose professional activities have an impact on the institution’s risk profile that is comparably as material as that of staff members or categories of staff referred to in Article 92(3) of that Directive.

•	Grant of powers

Without prejudice to the provisions of item 7 of the agenda or to the powers of the board of directors in remuneration matters, the board is hereby authorised to implement this resolution, with the power to elaborate, as necessary, on the content hereof and that of the agreements and other documents to be used or adapted for such purpose. Specifically, and merely by way of example, the board of directors shall have the following powers:

(a)	To determine any modifications that should be made in the group of Identified Staff members that benefit from the resolution, within the maximum limit established by the shareholders at the general meeting, as well as the composition and amount of the fixed and variable components of the total remuneration of said persons.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

(b)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate.

(c)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with the European Central Bank, Banco de España or any other public or private entity.

(d)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(e)	To interpret the foregoing resolutions, with powers to adapt them to the circumstances that may arise at any time without affecting their basic content, including any regulations or provisions or recommendations from supervisory bodies that may prevent their implementation upon the terms approved or that may require the adjustment thereof.

(f)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Pursuant to the provisions of Section 249bis.l) of the Spanish Capital Corporations Law, the board of directors is expressly authorised to delegate in turn (with the power of substitution when appropriate) to the executive committee and/or to any director with delegated powers, all delegable powers referred to in this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

The Company shall communicate the approval of this resolution to all Group companies engaging executives or employees belonging to the Identified Staff and who are beneficiaries of this resolution, without prejudice to the exercise by such of the Bank’s subsidiaries as may be appropriate in each case of the powers they hold to implement the remuneration policy with respect to those executives and employees and, if applicable, to adjust such policy to regulations or to the requirements of competent authorities in the respective jurisdiction, or to compliance with the obligations that bind them for such purpose.

6º D To approve, as regards the inclusion of the executive directors among the beneficiaries thereof, the implementation of the ninth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan, which has been approved by the board of directors in relation to the executive directors, inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or that is linked to the value of the shares:

•	Object and beneficiaries

The ninth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan will be implemented in connection with the variable remuneration or award (hereinafter, the “Award”) for financial year 2024 that is approved by the board of directors or the appropriate body in each case, for executive directors of Banco Santander and Group Promontorio executives, all of them belonging to the “Identified Staff” or “Material Risk Takers” (i.e. to categories of staff whose professional activities have a material impact on the risk profile of the institution in accordance with Section 32.1 of Law 10/2014 of 26 June on the organisation, supervision and solvency of credit institutions, and the regulations in implementation thereof).

The implementation of the ninth cycle exclusively as regards the variable remuneration of the executive directors of the Bank is submitted to the shareholders for approval at the general meeting.

The purpose of this ninth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan as regards the executive directors of the Bank is (a) to defer a portion of the Award over a period of five years, subject to the non-occurrence of certain circumstances, and (b) in turn, to link a portion of such amount to the performance of the Bank over a multiyear period. The payments that are to be made under this ninth cycle of the Plan will be paid 50% in cash and 50% in instruments, all in accordance with the rules set forth below.

•	Operation

The Award for the executive directors for financial year 2024 will be paid, if applicable, as follows:

–	40% of the Award will be paid in 2025, net of taxes, after applying the corresponding withholding or payment on account (this portion of the total amount of the Award, the “Immediate Payment Amount”) on the “Initial Date” (meaning the specific date on which the Immediate Payment Amount is paid): 50% in cash and 50% in instruments.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

–	Payment of the remaining amount (the “Deferred Payment Amount”) will be deferred over a period of 5 years (the “Deferral Period”), which amount will be paid in fifths within thirty days of the anniversaries of the Initial Date in 2026, 2027, 2028, 2029 and 2030 (the “Anniversaries”), provided that the conditions described below are met.

–	The deferred portion of the Award will be divided into fifths (each one, an “Annual Payment”), which will determine the amount to be paid, if applicable, on each of the Anniversaries.

–	Each of the payments that are to be made on the Anniversaries will be made 50% in cash and the other 50% in instruments.

–	The portion of the Award that is paid in instruments will be reduced in the amount resulting from the RSUs that the executive directors are entitled to receive under the PagoNxt, S.L. incentive plan, the difference being paid in Santander shares.

–	The executive directors may not directly or indirectly hedge the Santander shares that they receive pursuant to the foregoing sections before delivery thereof. They may likewise not transfer them or directly or indirectly hedge the shares for one year as from the delivery thereof.

–	Pursuant to the Group’s policy on shareholding, the executive directors of Banco Santander may not transfer Santander shares that they receive pursuant to the preceding paragraphs for three years from the date of delivery thereof, unless the director already holds Santander shares for an amount equivalent to twice the director’s annual fixed remuneration.

–	On occasion of each payment of the deferred amount in cash, and subject to the same requirements, the executive director may be paid an amount in cash that offsets the effect of inflation on said deferred amount in cash.

–	All payments will be made after applying any withholding or payment on account applicable at any time.

In addition to continuity of the director within the Group1, the accrual of all Annual Payments is conditional upon the absence of any of the circumstances giving rise to the application of malus provisions as set out in the malus and clawback chapter of the Group’s remuneration policy during the period prior to each of the deliveries. Likewise, the amounts of the Award already paid will be subject to possible clawback by the Bank in the instances and for the period described in said policy, which has been expanded in 2023 to adapt it with the new regulations on the subject of the U.S. Securities Exchange Commission, all upon the terms and conditions set forth in said policy.

The application of malus and clawback provisions is triggered in those events in which there is a deficient financial performance of the entity as a whole or of a specific division or area thereof or of exposures generated by the staff, for which purpose at least the following factors must be taken into account:

–	Significant errors in risk management committed by the entity or by a business or risk control unit.

1      When termination of the relationship with the Bank is due to retirement, early retirement or pre-retirement of the beneficiary, for termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in section 10.3 of Royal Decree 1382/1985 of 1 August governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, as well as in cases of mandatory redundancy, the right to delivery of the deferred cash amounts and shares, as well as any amounts arising from the inflation adjustment of deferred amounts in cash, shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

In cases of justified temporary leave due to temporary disability, suspension of the contract of employment due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.

If the beneficiary goes to another company of the Group (including through international assignment and/or expatriation), there shall be no change in the rights thereof.

If the relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

None of the above circumstances shall give any right to receive the deferred amount in advance, except where necessary to comply with mandatory regulations or, where appropriate, to avoid a conflict of interest. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in cash and shares, such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules, unless otherwise required to comply with mandatory legal provisions or to avoid conflicts of interest.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

–	An increase in the capital needs of the entity or a business unit that was not expected at the time the exposures were generated.

–	Regulatory sanctions or adverse court awards for facts that might be attributable to the unit or to the staff responsible for them. Also a breach of the entity’s internal codes of conduct.

–	Improper conduct, whether individual or collective. Negative effects from the sale of unsuitable products and the responsibility of the persons or bodies making such decisions shall be especially considered.

Additionally, the accrual of the third, fourth and fifth Annual Payments (these Annual Payments, together, the “Deferred Portion Subject to Objectives”) is subject to the achievement of certain targets referring to the 2024-2026 period (the “Multiyear Objectives”) and to the metrics and achievement scales associated with such Multiyear Objectives, which are those set forth below:

A.	Achievement of the return on tangible equity (“RoTE”) target of the Bank in 2026. The RoTE coefficient corresponding to this target will be obtained from the following table:

RoTE in 2026
(%)	RoTE Coefficient
≥ 18%	1.5
≥ 15% but < 18%	0 – 1.5A
< 15%	0
A. Straight-line increase in RoTE Coefficient based on the specific percentage of RoTE in 2026 within this bracket of the scale.

B.	Relative performance of the Bank’s TSR for the 2024-2026 period compared to the weighted TSRs of a peer group of 9 credit institutions.

For these purposes:

-	“TSR” means the difference (expressed as a percentage) between the final value of an investment in ordinary shares of the Bank and the initial value of that investment, taking into account that for the calculation of such final value, dividends or other similar items received by the shareholder due to such investment during the corresponding period of time will be considered as if they had been invested in more shares of the same class on the first date on which the dividend or similar item is payable to the shareholders and at the average weighted listing price on said date. To calculate TSR, the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to 1 January 2024 (excluded) (for the calculation of the initial value) and for the fifteen trading sessions prior to 1 January 2027 (excluded) (for the calculation of the final value) will be taken into account.

-	“Peer Group” means the group made up of the following 9 financial institutions: BBVA, BNP Paribas, Citi, Crédit Agricole, HSBC, ING, Itaú, Scotiabank and Unicredit.

For this TSR metric, the following achievement scale is established:

TSR Position of the Bank	TSR Coefficient
Achievement of percentile 100	1.5
Between percentiles 75 and 100 (not including the latter)	1 – 1.5A
Between percentiles 40 and 75 (not including the latter)	0.5 – 1A
Below percentile 40	0
A. Increase in the TSR Coefficient proportional to the number of positions moved up in the ranking within this bracket of the scale.

C.	Level of Group progress on the Responsible banking actions lines and associated targets, measured through the following metrics related to environmental, social and corporate governance (ESG) matters:

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

1.	Target regarding women in senior executive positions at year-end 2026:

Women in senior executive positions B (%)	Coefficient 1
≥ 37%	1.25
≥ 36% but < 37%	1 – 1.25A
≥ 34% but < 36%	0 – 1A
< 34%	0
A	Increase in the Coefficient 1 is proportional to its position within this bracket of the scale.

B	Senior executive positions make up 1% of the total workforce.

2.	Target regarding financial inclusion between 2024 and 2026:

Financial inclusion B (millions of people)	Coefficient 2
≥ 6.3	1.25
≥ 5.3 but < 6.3	1 – 1.25A
≥ 3.5 but < 5.3	0 – 1A
< 3.5	0
A	Increase in the Coefficient 2 is proportional to its position within this bracket of the scale.

B	Number of people unbanked, underbanked, in financial distress or with difficulty to access credit to whom tailored access and finance solutions, aiming to meet local financial inclusion needs in a recurrent, comprehensive, affordable and effective way, are provided.

3.	Socially responsible investment target:

Socially responsible investment in 2026 B (%)	Coefficient 3
≥ 21%	1.25
≥ 18% but < 21%	1 – 1.25A
≥ 15% but < 18%	0 – 1A
< 15%	0
A	Increase in the Coefficient 3 is proportional to its position within this bracket of the scale.

B	Percentage represented by Grupo Santander’s assets under management that meet the criteria of the Bank’s Sustainable Finance and Investment Classification System (SFICS) over total Grupo Santander’s assets under management.

4.	Supporting transition (business raised and facilitated):

Business raised and facilitated between 2024 and 2026 B (billions of euros)	Coefficient 4
≥ 180	1.25C
≥ 150 but < 180	1 – 1.25A, C
≥ 110 but < 150	0 – 1A
< 110	0
A	Increase in the Coefficient 4 is proportional to its position within this bracket of the scale.

B	Grupo Santander's contribution to our customers’ transition (2024-2026): CIB green finance raised and facilitated (public target), Retail & Commercial banking green finance and sustainable linked-loans, and Digital Consumer Bank green finance.

C	To achieve beyond 100% of this goal (thus, to achieve a Coefficient 4 higher than 1), it is necessary to deliver on a comprehensive and credible transition plan (it will work as an underpin). This plan will include improving climate data, progressing on actions to decarbonize portfolios, enhancing sustainable product offering to address market needs, further embedding climate and environmental risk, and active engaging to support policy action and market developments.

The level of achievement of the Multiyear Objective will be determined by using the following formula:

C = (2/10 x Coefficient 1 + 2/10 x Coefficient 2 + 1/10 x Coefficient 3 + 5/10 x Coefficient 4)

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

Thus, the following formula will be applied to determine the annual amount of the Deferred Portion Subject to Objectives, if any, payable in financial years 2028, 2029 and 2030 (each of these payments, a “Final Annual Payment”), without prejudice to any adjustments that may result from malus clauses:

Final Annual Payment = Amt. x (2/5 x A + 2/5 x B + 1/5 x C)

where:

▪	“Amt.” means one third of the Deferred Portion Subject to Objectives.

▪	“A” is the RoTE Coefficient according to the scale and terms and conditions in paragraph A above based on the achievement of the return on tangible equity target in 2026.

▪	“B” is the TSR Coefficient according to the scale in paragraph B above based on the relative performance of the TSR of the Bank for the 2024-2026 period with respect to the Peer Group.

▪	“C” is the coefficient resulting from adding up the weighted coefficients for each of the four responsible banking commitments by 2026, as set forth in paragraph C above.

▪	Assuming in any case that if “(2/5 x A + 2/5 x B + 1/5 x C)” yields a figure greater than 1.25, 1.25 shall be applied as the multiplier.

•	Maximum number of shares to be delivered

The final number of shares, if any, delivered to each executive director, including both those for immediate payment and those for deferred payment, shall be calculated taking into account the average weighted daily volume of the average weighted listing prices of the shares of Santander for the fifty trading sessions prior to the Friday (exclusive) of the week prior to the date on which the board of directors approves the Award for the executive directors of the Bank for financial year 2024 (hereinafter, the “2025 Listing Price”).

It has been estimated that the maximum amount of the Award to be delivered to the executive directors in shares under the Award comes to EUR 11.5 million (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this Plan (the “Limit on Shares for Executive Directors” or “LSED”) will be determined by applying the following formula:

The final number of shares to be delivered to each executive director will take into account the amount resulting from applying the corresponding taxes (withholdings or payments on account) under the procedure established in the regulations governing the Plan.

•	Other rules:

The number of shares to be received by the executive directors in each payment of the Award may be reduced if they receive RSUs under the PagoNxt incentive plan, all so that the maximum aggregate amount of the variable remuneration of the executive directors received as shares and RSUs does not exceed the maximum limit of EUR 11.5 million.

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume will be used to determine the listing price of the share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the Award or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or vice versa.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties with whom agreements have been signed to ensure that the commitments made will be met.

•	Grant of powers

Without prejudice to the general provisions of item 7 or to those set forth in preceding sections, and without prejudice to the powers of the board of directors in remuneration matters, the board is hereby authorised to implement this resolution, with the power to elaborate, as necessary, on the rules set forth herein and on the content of the agreements and other documents to be used. Specifically, and merely by way of example, the board of directors shall have the following powers:

(i)	To approve the basic content of the agreements and of such other supplementary documentation as may be necessary or appropriate, including, if applicable, the regulations governing the plan.

(ii)	To approve all such notices and supplementary documentation as may be necessary or appropriate to file with any public or private agency, including, if required, the respective prospectuses.

(iii)	To take any action, carry out any procedure or make any statement before any public or private entity or agency to secure any required authorisation or verification.

(iv)	To determine the specific number of shares to be received by each of the executive directors, observing the established maximum limits.

(v)	To apply the measures and mechanisms that may be appropriate to compensate for the dilution effect, if any, that may occur as a result of corporate transactions and shareholder distributions for so long as the shares are not delivered to the executive directors; and, in the event that the maximum amount distributable in shares to be delivered to the executive directors is exceeded, to authorise the deferral and payment of the excess in cash.

(vi)	To extend the deferral period if so required in order to adapt to the applicable legal provisions in force at any given time or to the requirements of the competent authority, making such adjustments as may be necessary to adapt the Award to the new deferral period.

(vii)	To approve, where applicable, the engagement of one or more internationally recognised third parties to verify the achievement of the Multiyear Objectives. In particular, and merely by way of example, it may ask such third parties: to obtain, from appropriate sources, the data upon which the calculations of TSR are to be based; to perform the calculations of the TSR of the Bank and the TSRs of the entities within the Peer Group; to compare the Bank’s TSR with the TSRs of the entities within the Peer Group; and to provide advice on the decision as to how to act in the event of unexpected changes in the Peer Group that may require adjustments to the rules for comparison among them or on the amendment of the Peer Group in light of objective circumstances that justify such amendment (like non-organic transactions or other extraordinary circumstances).

(viii)	To interpret the foregoing resolutions, with powers to adapt them, without affecting their basic content, to the circumstances that may arise at any time, including, in particular, adapting the delivery mechanisms, without altering the maximum number of shares linked to the Plan or the basic conditions upon which the delivery thereof is made contingent, which may include the substitution of the delivery of shares with the delivery of equivalent amounts in cash, or the alteration of the mechanisms for net delivery of shares in accordance with the procedures that are established for the payment of taxes, or when so required for regulatory, tax, operational or contractual reasons. In addition, the board may adapt the aforementioned Plan (including the adjustment or removal of any metrics and achievement scales for the Multiyear Objectives, the inclusion of additional targets for the delivery of any deferred amount of the Award or the increase of the portion corresponding to the Deferred Payment Amount or the extension of the Deferral Period) to any mandatory regulations or administrative interpretation that may prevent the implementation thereof on the approved terms.

(ix)	To adjust the level of achievement of the Multiyear Objectives upwards or downwards, at the proposal of the remuneration committee, when regulatory changes, non-organic transactions, material changes to the Group’s composition or size or other extraordinary circumstances (such as write-offs, legal changes, corporate transactions, share buyback programmes or restructurings) have occurred which

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

affect the suitability of the metric and achievement scale established in each case and resulting in an impact unrelated to the performance of the executive directors being evaluated.

(x)	To develop and specify the conditions upon which the receipt by the executive directors of the corresponding shares or deferred amounts is contingent, as well as to determine whether, according to the Plan to which this resolution refers, the conditions upon which the receipt by the executive directors of the respective shares or cash amounts is made contingent have been fulfilled, with the power to modulate the cash amounts and the number of shares to be delivered depending on the existing circumstances, all following a proposal of the remuneration committee.

(xi)	In general, to take any actions and execute all such documents as may be necessary or appropriate.

Moreover, in those areas falling within the scope of the board of directors’ responsibility, it is authorised to further develop, modify, alter or adapt the terms and conditions of the ninth cycle of the Deferred Multiyear Objectives Variable Remuneration Plan and of the other cycles of said plan that remain in effect.

The board of directors is also authorised to delegate (with the power of substitution when appropriate) to the executive committee or to any director with delegated powers those delegable powers granted pursuant to this resolution, all without prejudice to the representative powers that currently exist or may be granted in relation to this resolution.

6º E To authorise, as regards the inclusion of executive directors among its beneficiaries and inasmuch as it is a remuneration system that includes the delivery to them of shares of the Bank or of rights thereon or that is linked to the price of the shares, the (immediate or deferred) delivery of shares of the Bank within the framework of the application of the Group’s buy-out regulations which have been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out regulations are an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Group companies), lose the right to receive certain variable remuneration from their previous company. Therefore, these rules, which take into account the regulations and recommendations that apply to the Bank, allow for the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee incurs due to joining the Group, given that the conditions of the buy-out take into account those that applied to the remuneration the loss of which is compensated for.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognised) on each occasion by the average weighted daily volume of the average weighted listing prices of the Santander shares for the fifty trading sessions prior to the date on which they are delivered (or recognised), does not exceed the amount of EUR40 million.

The authorisation granted hereby may be used to undertake commitments to deliver shares in relation to the engagements that occur during financial year 2024 and during financial year 2025, until the ordinary general shareholders’ meeting is held in 2025.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Banco Santander , S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. N.I.F. A-39000013

7º Without prejudice to the delegations of powers contained in the preceding resolutions, it is hereby resolved:

(a)	To authorise the board of directors to interpret, remedy, supplement, implement and further develop the preceding resolutions, including the adjustment thereof to conform to verbal or written evaluations of the Commercial Registry or of any other authorities, officials or institutions which are competent to do so, as well as to comply with the requirements that may legally need to be satisfied for the effectiveness thereof, and, in particular, to delegate to the executive committee or to any director with delegated powers all or any of the powers received from the shareholders at this general shareholders’ meeting by virtue of the preceding resolutions as well as under this resolution 7.

(b)	To authorise Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Héctor Grisi Checa, Mr. Jaime Pérez Renovales and Mr. Francisco Javier Illescas Fernández-Bermejo so that any of them, acting severally and without prejudice to any other existing power of attorney whereby authority is granted to record the corporate resolutions in a public instrument, may appear before a Notary Public and execute, on behalf of the Bank, any public instruments that may be required or appropriate in connection with the resolutions adopted by the shareholders at this general shareholders’ meeting. In addition, they are empowered, also on a several basis, to carry out the required filing of the annual accounts and other documentation with the Commercial Registry.”

I LIKEWISE HEREBY CERTIFY that the report approved by the Board of Directors following the proposal by the Board Remuneration Committee on the annual report on directors’ remuneration was submitted to the shareholders for an advisory vote at the General Meeting (Item 6ºF).

And to leave record, I sign this certification with the approval of José Antonio Álvarez Álvarez, Vice Chairman, in Boadilla del Monte on 22 March 2024.

Reviewed

Vice Chairman

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 22, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance